April 7, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TOA Holdings, Inc.

Response to Staff Letter April 2, 2014

Form S-1/A

Filed March 28, 2014

File No. 333-192388

To the men and women of the SEC:

On behalf of TOA Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 2, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on March 28, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. We note your response to prior comment 3 and reissue it in part. The disclosure under “Securities being offered by the Selling Stockholders” at page 5 states that there are “40,000,000 shares of common stock, at a fixed price of $1.00 offered by selling stockholders in a resale offering.” In addition, the disclosure under “Market for the common shares” at page 5 states that “The offering price for the shares will remain $1.00 per share for the duration of the offering.” Please revise to clarify that the selling shareholders will sell their shares at a fixed price per share of $1.00 until your shares are quoted on the OTC marketplace and thereafter at prevailing market prices or privately negotiated prices.

COMPANY RESPONSE

The previous has been amended on page 5.

Prospectus Cover Page

2. We note your response to prior comment 2. Please revise your prospectus cover page to reflect that Mr. Abe “is deemed to be an underwriter of this offering.” See Item 501(b)(8) of Regulation S-K.

COMPANY RESPONSE

The following has been added to the cover page: “Mr. Abe is deemed to be an underwriter of this offering.”

Certain Relationships and Related Transactions, page 27

3. We note your response to prior comment 6 and revised disclosure at pages F-9 and F-15. Please revise your disclosure in the prospectus to clarify Mr. Abe’s interest in and the nature of such transactions. In particular, please disclose in the prospectus:

-that on November 20, 2013, the Company transferred JPY 7,280,000 (USD $72,581) to Hajime Abe as advance payment “for the purpose of payment of trade payables and expenses;” and

- Mr. Abe’s interest in the “trade receivables” that are due to you and clarify why you have made an advance payment to Mr. Abe’s in the amount of $37,646 for “trade receivables” that are due to you.

COMPANY RESPONSE

Page 27 “Certain Relationships and Related Transactions” has been amended so that it now includes the above mentioned information that was previously absent.

Notes to Financial Statements

Note 6 – Subsequent Events, page F9

4. Your response to prior comment 7 states that the advance payment is reflected in Advances to a Director in the consolidated statement of cash flows at page F14. However, the amount at page F14 for “Advances to a director” is less than the amount disclosed in the subsequent events footnote at page F9. Please provide a response that reconciles these amounts.

COMPANY RESPONSE

The following should clarify the above:

On November 20, 2013, the Company transferred JPY 7,280,000 (USD $72,581) to Hajime Abe as advance payment for the purpose of payment of trade payables and expenses.

On November 20, 2013, the Company offseted advance payment to Hajime Abe of JPY 3,315,838 advance payment to Hajime Abe by account payable to Hajime Abe.

As of December 31,2014, the exchange rate for JPY against USD was JPY 105.30.

As of December 31,2014, the balance of advance payment to Hajime Abe was $37,646.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 7, 2014

/s/ Hajime Abe

President & CEO